EXHIBIT 23.1

CONSENT

I hereby consent to the reference to me and the making of the statements with respect to me which are set forth under the caption “Description of Securities — Canadian Taxes” in the Basic Prospectus forming a part of the Province of Manitoba’s Registration Statement with which this consent is filed.

In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

By:
/s/ Mary McGunigal
Mary McGunigal
Crown Counsel
Department of Justice of the Province of Manitoba
Province of Manitoba

Winnipeg, Manitoba

November 4, 2011